EXHIBIT 99.1

Osisko Gold Royalties Provides Notice of Fourth Quarter and Full Year 2020 Results and Conference Call Details

MONTREAL, Feb. 04, 2021 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (“Osisko” or the “Corporation”) (OR: TSX & NYSE) announces that its fourth quarter and full year 2020 results will be released after market on Wednesday, February 24, 2021 followed by a conference call on Thursday, February 25, 2021 at 10:00 am EST.

Q4 and Full Year 2020 Results Conference Call Information

Those interested in participating in the conference call should dial in at 1-833-979-2852 (North American Toll Free), or +1-236-714-2915 (International). An operator will direct participants to the call.

The conference call replay will be available from 1:00 pm EST on February 25, 2021 until 11:59 pm EST on March 4, 2021 with the following dial in numbers: 1-800-585-8367 (North American Toll Free) or 1-416-621-4642, access code 9484419. The replay will also be available on our website at www.osiskogr.com.

About Osisko Gold Royalties Ltd

Osisko is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 140 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Heather Taylor Vice President, Investor Relations Tel: (514) 940-0670 #105 Email: htaylor@osiskogr.com